Exhibit 99.1

T 604.682.3701	Suite 400, 455 Granville Street
F 604.682.3600	Vancouver, BC V6C 1T1	www.levon.com

March 25, 2011	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

GRANT OF STOCK OPTIONS

WARRANT EXTENSION

Grant of Stock Options

Levon Resources Ltd. (the “Company”) announces that it has granted incentive stock options for the purchase of up to 8,165,000 common shares at a price of $1.65 per share exercisable on or before March 25, 2016 to directors, officers, employees and consultants of the Company.  The options are subject to a stock option plan.

Warrant Extension

The TSX Venture Exchange did not approve the amendment to extend the expiry date of the warrants from March 27, 2011 to March 27, 2012 as announced on the Company’s news release dated March 16, 2011, and the warrants have been exercised.

Levon Resources is a precious and base metals exploration company focused on exploring and developing the Cordero silver, gold, zinc and lead project in the state of Chihuahua, Mexico. The company also holds the Norma Sass and Ruf claims, located in the heart of Nevada’s Cortez Gold Trend near Barrick Gold’s Pipeline gold mine, and key land positions in the productive Bralorne gold camp of southwest British Columbia, Canada

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

ON BEHALF OF THE BOARD

“Ron Tremblay”
Ron Tremblay
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.